FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2012
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

I.  Exercise of Warrants
In relation to the Warrants issued by the capital increase for cash consideration1, PRISA has granted a public deed formalizing the implementation of the capital increase, in the fifteenth window of execution of the Warrants of PRISA. This public deed has been recorded in the Registry of Commerce of Madrid, on March 13th, 2012, entry 278. The total number of Warrants that have been exercised is 3.366, which have given place to the subscription of 3.366 new Class A common shares, issued on an exercise price of 2.00 Euros per share.

PRISA share capital, after this capital increase, amounts 92,286,489.00€, represented by: (a) 538,730,102 Class A common shares, of 0.10€ per value each, numbered consecutively from 1 to 538,730,102 and (b) 384,134,788 Class B convertible and non-voting shares, of 0.10€ par value each, numbered consecutively from 1 to 384,134,788.

After conversion in this fifteenth window, the Company reminds to all Warrants holders of PRISA that they may exercise their rights (conversion of Warrants) on a monthly basis for 27 windows of execution (up to June 2014), at an exercise price in all of them of 2.00 Euros per share.

The admission to trading of the new ordinary shares will be applied on the Stock Exchange of Madrid, Barcelona, Bilbao and Valencia through the Automated Quotation System (“Sistema de Interconexión Bursátil” -Mercado Continuo-).

Madrid, March 16th, 2012

_________________________________

1 Capital increase agreement by issuing 241,049,050 ordinary shares of class A issued for cash consideration, with preferential subscription rights implemented through warrants (the Warrants of PRISA), adopted by the General and Extraordinary Shareholders Meeting of PRISA held on 27th November 2010 (Securities Note number 9823, registered on CNMV), reported by Relevant Information dated December 2, 2010 (Registration No.134087 on CNMV) and Relevant Information dated December 7, 2010 (Registration No.134403 on CNMV).

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

COMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones, S.A. (PRISA) communicates the following relevant information, additional to the information filed on December 23rd, 2011 (CNMV number 155.690), according to article 82 of the Stock Exchange Act (Ley del Mercado de Valores) and article 531.3 of the Corporate Enterprises Act (Ley de Sociedades de Capital).

RUCANDIO, S.A. (RUCANDIO), reference shareholder of PRISA, has reported to the Company the total execution of the Reversion Plan of Promotora de Publicaciones S.L. (PROPU), detailed in the information provided on December 23rd, 2011.

In order to comply with the obligations related to disclosure of social agreements in listed companies, herein is attached a copy of the communication sent by RUCANDIO.

Madrid, February, 7th, 2012

[Spanish language agreement omitted and available from the Company upon request]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

March 16, 2012	By:	/s/ Iñigo Dago Elorza
	Name:	Iñigo Dago Elorza
	Title:	Chief Legal Officer and Secretary of the Board of Directors